SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934

                  (Amendment No.      )*



              INTERACTIVE INTELLIGENCE, INC.
                     (Name of Issuer)


               COMMON STOCK, $.01 PAR VALUE
              (Title of Class of Securities)


                        45839M 10 3
                      (CUSIP Number)





     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]Rule 13d-1(b)
     [ ]Rule 13d-1(c)
     [X]Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



             (Continued on following page(s))

CUSIP No.   45839M 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Donald E. Brown, M.D.

2.   Check the Appropriate Box if a Member of a Group

     Inapplicable.

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.   Sole Voting Power

     8,675,079 shares (1)

6.   Shared Voting Power

     0

7.   Sole Dispositive Power

     8,675,079 shares (1)

8.   Shared Dispositive Power

     0

9.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

     8,675,079 shares (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]

11.  Percent of Class Represented by Amount in Row (9)

     62.4%

12.  Type of Reporting Person

     IN
___________
(1)  Includes presently exercisable stock options to purchase
67,500 shares.

ITEM 1

     (a)  NAME OF ISSUER.

          Interactive Intelligence, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          8909 Purdue Road, Suite 300
          Indianapolis, Indiana 46268

ITEM 2

     (a)  NAME OF PERSON FILING.

          Donald E. Brown, M.D.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
           RESIDENCE.

          8909 Purdue Road, Suite 300
          Indianapolis, Indiana 46268

     (c)  CITIZENSHIP.

          United States of America.

     (d)  TITLE OF CLASS OF SECURITIES.

          Common Stock, $.01 par value.

     (e)  CUSIP NUMBER.

          45839M 10 3

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
           240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER
           THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act;

          (b) [ ] Bank as defined in Section 3(a)(6) of the
                     Act;

          (c) [ ]Insurance Company as defined in Section
                  3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section
                   8 of the Investment Company Act of 1940;

          (e) [ ] An investment adviser in accordance with
                   Section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan, or endowment fund in accordance with Section
                   240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Section
                   240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section
                   3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under
                   Section 3(c)(14) of the Investment Company
                   Act of 1940;

          (j) [ ] Group, in accordance with Section
                   240.13d-1(b)(1)(ii)(J).

          Inapplicable.

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The following information is provided as of December 31, 1999.

     (a)  AMOUNT BENEFICIALLY OWNED:

          8,675,079 shares (1)

     (b)  PERCENT OF CLASS:

          62.4%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  Sole power to vote or to direct the vote:

               8,675,079 (1)

          (ii) Shared power to vote or to direct the vote:

               0

          (iii)Sole power to dispose or to direct the disposition of:

               8,675,079 (1)

          (iv) Shared power to dispose or to direct the disposition of:

               0



________________
(1)  Includes presently exercisable stock options to purchase
67,500 shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Inapplicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON.

          Inapplicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
           THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Inapplicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

          Inapplicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Inapplicable.

ITEM 10.  CERTIFICATIONS.

          Inapplicable.

                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

                               /S/ DONALD E. BROWN, M.D.
                              Donald E. Brown, M.D.